UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Comprehensive Care Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

204620207
(CUSIP Number)

Thelen Reid & Priest LLP
Attn: E. Ann Gill, Esq.
Tel: (212) 603-2412

(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 26, 2006
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204620207
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Woodcliff Healthcare Investment Partners LLC IRS No. 03-0560964
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) x
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7.	SOLE VOTING POWER	5,974,458 shares of Common Stock (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	5,974,458 shares of Common Stock (1)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		5,974,458
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)		50.2%
14.	TYPE OF REPORTING PERSON		PN

(1) Assumes the conversion into shares of the Issuer’s common stock of 14,400 Series A Preferred Shares of the Issuer.

Woodcliff Healthcare Investment Partners LLC (the “Reporting Person”), a Delaware limited liability company, hereby files this Schedule 13D/A with respect to the beneficial ownership of common stock (“Common Stock”), par value $0.01 per share, of Comprehensive Care Corporation, a Delaware corporation (the “Issuer”). The Reporting Person hereby amends and restates in its entirety the statement on Schedule 13D filed with the Securities and Exchange Commission on June 24, 2005.

Item 1. Security and Issuer

This statement relates to shares of Common Stock, of the Issuer, with its principal office located at 204 South Hoover Boulevard, Suite 200, Tampa, Florida 33609.

Item 2. Identity and Background.

This statement is filed on behalf of Woodcliff Healthcare Investment Partners LLC, a Delaware limited liability company, with its principal place of business at 535 Madison Avenue, 35th Floor, New York, NY 10022. During the past five years, neither the Reporting Person, and to the best of its knowledge, none of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of them been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 26, 2006, pursuant to a put option contained in the Securities Purchase Agreement (the “Purchase Agreement”) between the Issuer and the Reporting Person dated June 14, 2005, the Issuer issued to the Reporting Person 1,739,130 shares of Common Stock (the “ Purchased Shares”), for a purchase price of $800,000, in cash. The funds used to purchase the Purchased Shares were provided by a loan (the “Loan”) from an independent third party (the “Lender”). The Loan is for an aggregate amount of $1,000,000 evidenced by a demand note. The interest rate per annum on the demand note is equal to 8.25% over the Lender’s Prime Rate. Interest is payable monthly on the first date of each calendar month calculated on the basis of a 360 day year. If the unpaid principal of the Loan falls below $1,000,000, the interest rate on the unpaid principal amount may increase to a rate not in excess of 2% per annum over the Lender’s Prime Rate. Prime Rate means a fluctuating interest rate per annum which shall at all times be equal to the rate of the interest announced by the Lender in Woodbridge, New Jersey, from time to time, as the Lender’s Prime Rate. The Loan is guaranteed by an individual who is a member of the family of an indirect owner of the Reporting Person and the Reporting Person has pledged all of the stock owned in the Issuer to such guarantor.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Purchased Shares for investment purposes. At any time, additional shares of Common Stock may be acquired by the Reporting Person or some or all of the shares of Common Stock beneficially owned by the Reporting Person (in compliance with the applicable State and Federal securities laws) may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Certain members of the Reporting Person are non-management employees of the Issuer.

The Reporting Person and its members are considering a potential sale of all of their membership interests or the Common Stock. If such sale occurs, the new owners of the Reporting Person will own all of the Reporting Person’s stock in Issuer and it is anticipated that the new owners would be elected to the Issuer’s Board of Directors and the Reporting Person’s nominees would resign. Currently, the Reporting Person’s nominees constitute a majority of the Issuer’s Board of Directors.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 5,974,458 share of Common Stock, representing approximately 50.2% of shares of Common Stock outstanding as of October 11, 2006 (excluding outstanding options and warrants to purchase an additional 1,749,956 shares of Common Stock owned by other persons), assuming the issuance of 4,235,328 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock, par value $50.00 per share (the “Preferred Stock”) that the Reporting Person previously purchased from the Issuer pursuant to the Purchase Agreement.

(b) The Reporting Person has the sole power to vote or direct the voting of, and to dispose or to direct the disposition of, 5,974,458 shares of Common Stock.

(c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has no effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement

On June 14, 2005, the Issuer, pursuant to the Purchase Agreement, issued to the Reporting Person the Preferred Shares for a purchase price of $3.6 million in cash. Each Preferred Share, the terms of which are governed by a Certificate of Designation, Preferences and Rights (the “Certificate of Designation”), which is herein incorporated by reference to Exhibit No. 3.1 to the Issuer’s (SEC file number 1-9927) Form 8-K filed with the SEC on June 20, 2005, is convertible into 294.12 shares of the Issuer’s Common Stock, subject to anti-dilution and other customary adjustments. If the Preferred Shares were converted into the Issuer’s Common Stock, the Common Stock issuable upon such conversion would represent approximately 42.7% of the Issuer’s outstanding Common Stock, excluding exercises of 1,749,956 options or warrants, which were outstanding at such time. Certain members of the Reporting Person are non-management employees of the Issuer.

The Purchase Agreement also provides that the Issuer shall have three put options whereby the Issuer may require the Reporting Person to purchase shares of the Issuer’s Common Stock, subject to the Issuer attaining certain financial targets and other conditions. The first put option was exercisable by the Issuer within 60 days after the date the Issuer’s annual report on Form 10-K for the fiscal year 2006 was required to be filed with the SEC under the Exchange Act. Under the first put option, the Issuer could have required the Reporting Person to purchase 500,000 shares of the Issuer’s Common Stock at a price of $2.00 per share. The Reporting Person’s obligation to purchase these shares was subject to the Issuer reporting total operating revenue greater than (i) $32.25 million for fiscal year 2006 or (ii) $8.0625 million for the fourth quarter of fiscal year 2006. In addition, the Issuer could not exercise this put option if the Issuer had breached without cure its representations, warranties, covenants or agreements contained in the Purchase Agreement or had not complied with certain other conditions. Because the Issuer did not meet the operating revenue requirements set forth in the first put option, this option has expired. The second put option may be exercised by the Issuer within 60 days after the date the Issuer’s annual report on Form 10-K for fiscal year 2007 is required to be filed with the SEC under the Exchange Act. Pursuant to the second put option, the Issuer may require the Reporting Person to purchase 500,000 shares of the Issuer’s Common Stock at a price of $2.16 per share. The Reporting Person’s obligation to purchase these shares shall be subject to the Issuer reporting a total operating revenue greater than (i) $39.75 million for fiscal year 2007 or (ii) $9.9375 million for the fourth quarter of the fiscal year 2007. The Issuer’s exercise of the second put option is subject to the Issuer’s satisfaction of conditions similar to those contained in the first put option. The third put option was exercised by the Issuer on October 26, 2006. Under the third put option, the Issuer was able to require the Reporting Person to purchase such number of shares of the Issuer’s Common Stock as was obtained by dividing $800,000 by (i) $0.85 per share if total operating revenue of the Issuer for the six-month period commencing on December 1, 2005 and ending on May 31, 2006 (the “Stub Period”) was at least $14,000,000; (ii) $0.70 per share if total operating revenue of the Issuer during the Stub Period was at least $13,000,000 but less than $14,000,000; (iii) $0.60 per share if total operating revenue of the Issuer during the Stub Period was at least $12,000,000 but less than $13,000,000; (iv) $0.52 per share if total operating revenue of the Issuer during the Stub Period was at least $11,000,000 but less than $12,000,000; (v) $0.46 per share if total operating revenue of the Issuer during the Stub Period was at least $10,000,000 but less than $11,000,000; and (vi) $0.41 per share if total operating revenue of the Issuer during the Stub Period was below $10,000,000. The Issuer’s exercise of the third put option was subject to its satisfaction of conditions similar to those relating to the exercise of the other two put options. The Issuer issued and the Reporting Person purchased 1,739,130 shares of Common Stock pursuant to the third put option, which, assuming the conversion into shares of Common Stock of the 14,400 Series A Preferred Shares of the Issuer that the Reporting Person Owns, constitutes 50.2% of the outstanding Common Stock.

Upon a proposed issuance by the Issuer of new capital stock, the Reporting Person shall have a right of first refusal to purchase such capital stock. In addition, if there is a change of control of the Issuer or if the Issuer breaches its tax settlement agreement dated January 22, 2003, with the Internal Revenue Service, then the Reporting Person may require the Issuer to repurchase its Shares at a price equal to 100% of the purchase price, subject to adjustment as set forth in the Certificate of Designation.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is incorporated by reference to Exhibit No. 10.1 to the Issuer’s Form 8-K filed with the SEC on June 20, 2005.

Registration Rights Agreement

At the closing of the transactions contemplated by the Purchase Agreement on June 14, 2005, the Issuer and the Reporting Person entered into a Registration Rights Agreement, which provides the Reporting Person with certain rights to cause the Issuer to register shares of common stock held at the closing or thereafter acquired by the Reporting Person (the “Registrable Securities”). At the earlier of 90 days following the closing of the Purchase Agreement (but only if the directors designated by the Reporting Person does not constitute a majority of the Issuer’s Board of Directors) or one year following the closing, the holders of at least a majority of the Registrable Securities (i) may make two written requests of the Issuer for registration (a “Demand Registration”) with the SEC for all or part of their Registrable Securities and (ii) may demand that the Issuer cause to be filed a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), which will count as one of the two Demand Registrations. In addition, if and when the Issuer is eligible to register the Registrable Securities on Form S-3, holders of the Registrable Securities may request an unlimited number of registrations of the Registrable Securities on Form S-3, provided that each such registration shall relate to Registrable Securities having an estimated aggregate offering price of at least $500,000. The Issuer may defer a Demand Registration for up to 75 days if its Board of Directors reasonably determines that such a registration would (i) require the disclosure of material information that the Issuer has a bona fide business purpose for preserving as confidential or (ii) would otherwise interfere with any material transaction involving the Issuer. The Issuer may also defer a Demand Registration if it plans to engage in a firm commitment underwritten public offering of its Common Stock within 45 days of receiving a request for a Demand Registration and holders of Registrable Securities will be permitted to include their shares in such offering. If at any time the Issuer proposes to file a registration statement with the SEC relating to its Common Stock, it must give holders of the Registrable Securities at least 30 days’ notice and must offer such holders the opportunity to register (a “Piggyback Registration”) such number of Registrable Securities as such holders request. If the Issuer is advised by the underwriters of the proposed offering that the inclusion of Registrable Securities in the Piggyback Registration will adversely affect the success of the proposed offering, the Issuer is only required to include securities in the offering in the following order of priority: (i) first, the securities the Issuer proposes to sell for its own account, and (ii) second, pro rata based on the number of Registrable Securities that each holder shall have requested to be included therein.

Pursuant to the Registration Rights Agreement, the Issuer will indemnify holders of the Registrable Securities against any liability arising from a misstatement or omission in any registration statement or prospectus filed with the SEC unless such misstatement or omission was a result of written materials furnished to the Issuer by a holder of Registrable Securities, in which case such holder will indemnify the Issuer for any such misstatement or omission.

The Registration Rights Agreement will terminate when the Registrable Securities are no longer outstanding.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement which is incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on June 20, 2005.

Pledge Agreement

In connection with the Loan, an individual who is a member of the family of an indirect owner of the Reporting Person, provided a guaranty for the Loan. In consideration for guaranteeing the Loan, the Reporting Person entered into a pledge agreement with such guarantor whereby the Reporting person pledged and granted to such guarantor a first lien on, and security interest in, as collateral security for the prompt and complete payment of any amounts that such guarantor pays to the Lender pursuant to the guarantee provided in connection with the Loan, all of the Issuer’s securities that the Reporting Person owns or will own (the “Pledged Securities”). Unless there is an Event of Default, as defined therein, the Reporting Person shall be entitled to receive all cash dividends paid in respect of the Pledged Securities, to vote the Pledged Securities and to give consents, waivers and ratification in respect of the Pledged Securities.

Potential Sale

The Reporting Person and its members are considering a potential sale of all of their membership interests in the Reporting Person or the Common Stock. If such sale occurs, the new owners of the Reporting Person will own all of the Reporting Person’s stock in Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1
Certificate of Designation, Preferences, and Rights of Series A Convertible Preferred Stock of Comprehensive Care Corporation, filed on June 14, 2005 [Incorporated by reference to Exhibit No. 3.1 to the Issuer's (SEC file number 1-9927) Form 8-K filed with the SEC on June 20, 2005]

Exhibit 2
Securities Purchase Agreement, dated as of June 14, 2005, between Comprehensive Care Corporation and Woodcliff Healthcare Investment Partners LLC [Incorporated by reference to Exhibit No. 10.1 to the Issuer's (SEC file number 1-9927) Form 8-K filed with the SEC on June 20, 2005].

Exhibit 3
Registration Rights Agreement, dated as of June 14, 2005, between Comprehensive Care Corporation and Woodcliff Healthcare Investment Partners LLC [Incorporated by reference to Exhibit No. 10.2 to the Issuer's (SEC file number 1-9927) Form 8-K filed with the SEC on June 20, 2005].

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2006

WOODCLIFF HEALTHCARE INVESTMENT PARTNERS LLC
By:	/s/ Nicholas Lewin
Name: Nicholas Lewin
Title: Manager

SCHEDULE A

MANAGERS AND MEMBERS OF WOODCLIFF HEALTHCARE INVESTMENT PARTNERS LLC

The following is a listing of the current managers and members of Woodcliff Healthcare Investment Partners LLC. All of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address (1) of Employer

Nicholas Lewin* Lewin Investments New York, NY 10022	Private Investor
Richard Danzig* 325A Douglas Road Chappaqua, NY 10514	Trustee, Richard A. Danzig Defined Trust
Anthony Milone* 1305 Mamaroneck Avenue White Plains, NY 10605	President, Health Alliance Network, Inc.
Gavin Scotti* 1305 Mamaroneck Avenue Chairman of the Board,	Chairman of the Board, Health Alliance Network, Inc.
Brian Walsh 1818 Market Street, Suite 2430 Philadelphia, PA 19103	Executive Financial Consultant, Fahnestock
Steve Nelson 25164 W. Sunset Lane Lake Villa, IL 60046	Retired, private investor
Jim Doody Concentra Preferred Systems 535 East Diehl Road Naperville, IL 60563	Senior Vice President, Concentra Preferred Systems
Martin J. Rucidlo 7620 Overlook Hills Lane Cincinnati, OH 45244	Executive Vice President, Sales & Marketing Health Alliance Network, Inc. 1305 Mamaroneck White Plains, NY 10605

Name and Business Address	Present Principal Occupation Including Name and Address (1) of Employer

Tanglewood Investment Partners 219 East 59th Street Second Floor New York, NY 10022 Place of Organization: Delaware
Thomas DeCea, Trustee Kurzman and Eisenberg PS401(K)PL FBO Thomas DeCea 10 Buckbee Place Katonah, NY 10536	Attorney, Danzig Fishman & DeCea 1 North Broadway, 12th Floor White Plains, NY 10601
Marc Mazur 535 Madison Ave. New York, NY 10022	Consultant, Marc Mazur Consultants
Gerald T. Devine Devine International, Inc. 2700 Westchester Ave. Suite 315 Purchase, NY 10577	President, Devine International, Inc.
Kevin Harrington 81 Main Street, Suite 215 White Plains, NY 10601	Attorney, Harrington Ocko & Monk, LLP
Steven Nicholas 130 E. 77th Street New York, NY 10021	Physician
* These individuals comprising the Manager are Members of Woodcliff Healthcare Investment Partners LLC.
(1) Same address as manager's or member's business address except where indicated.